June 22, 2007
VIA EDGAR AND COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 6010

Attn:	Russell Mancuso Eduardo Aleman Brian Cascio Lynn Dicker

Re:	comScore, Inc. Registration Statement on Form S-1 File No. 333-141740 Initially filed on April 2, 2007 Amendment No. 4 filed on June 22, 2007
Ladies and Gentlemen:
     On behalf of comScore, Inc. (the “Company”), we submit this letter with reference to a conversation with Eduardo Aleman of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conducted via telephone on June 21, 2007 (the “June 21 Call”), relating to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-141740) (the “Registration Statement”) filed with the Commission on June 12, 2007 (“Amendment No. 3”).
     The Company is concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 4.

U. S. Securities and Exchange Commission
June 22, 2007

     In this letter, we have paraphrased the comments from the Staff received during the June 21 Call with respect to the Registration Statement in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 4. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 4. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.
1.	Please file the opinion of the Company’s counsel.
RESPONSE TO COMMENT 1:
     The Company has filed the opinion and consent of the Company’s counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, as Exhibit 5.1 to Amendment No. 4.
2.	Please revise opinions and/or consents of the Company’s independent registered accountants found at page F-3, Item 16 of Part II and Exhibit 23.1 to include the signature of the accountant and to remove the qualifying legend with respect to the prior unsigned opinion.
RESPONSE TO COMMENT 2:
     The Company has revised its disclosure at pages F-3 and II-4 as well as at Exhibit 23.1 of Amendment No. 4 in response to the Staff’s comment to provide the final, signed opinion of Ernst & Young LLP.

* * * *
U. S. Securities and Exchange Commission
June 22, 2007

     Please direct your questions or comments regarding this letter or Amendment No. 4 to the undersigned or Mark R. Fitzgerald at (202) 973-8800 or Robert G. Day at (650) 493-9300. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Labriola
Michael C. Labriola

cc:	Magid M. Abraham, Ph.D., comScore, Inc.
John M. Green, comScore, Inc.
Christiana L. Lin, comScore, Inc.
Robert G. Day
Mark R. Fitzgerald
Andrew J. Pitts, Cravath, Swaine & Moore LLP